Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges, as well as any deficiency of earnings are determined using the following applicable factors:

Earnings available for fixed charges are calculated by determining the sum of income (loss) before income taxes and fixed charges.

Fixed charges are calculated as the sum of: (a) interest expense; (b) amortization of debt discount; (c) amortization of debt issuance costs; and (d) that portion of rental expense that is representative of the interest factor.

	Fiscal Year Ended					Six Months Ended
(in thousands)	December 28, 2013	December 27, 2014	December 26, 2015	December 31, 2016	December 30, 2017	July 1, 2017	June 30, 2018
Fixed charges:
Interest expense	$1,539	$2,626	$2,625	$2,625	$2,625	$1,313	$1,094
Amortization of debt discount	4,164	7,730	8,546	9,447	10,444	5,091	4,671
Amortization of debt issuance costs	358	665	735	813	898	437	402
Portion of rental expense that represents interest factor	2,197	2,174	2,405	3,014	3,123	1,626	1,321

Total fixed charges	$8,258	$13,195	$14,311	$15,899	$17,090	$8,467	$7,488

Earnings available for fixed charges:
Income (loss) before income taxes	$(30,465)	$16,412	$52,031	$(29,181)	$(195,936)	$(83,960)	$(49,020)
Add: fixed charges	8,258	13,195	14,311	15,899	17,090	8,467	7,488

Total earnings available for fixed charges	$(22,207)	$29,607	$66,342	$(13,282)	$(178,846)	$(75,493)	$(41,532)

Ratio of earnings to fixed charges	*	2.2	4.6	*	*	*	*

* Earnings were insufficient to cover our fixed charges by approximately $30.5 million, $29.2 million, and $195.9 million for the years ended December 28, 2013, December 31, 2016 and December 30, 2017, respectively, and by approximately $84.0 million and $49.0 million for the six months ended July 1, 2017 and June 30, 2018, respectively.